Delisting Determination,The Nasdaq Stock Market, LLC,
July 10, 2009, AeroGrow International, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of AeroGrow International, Inc.
(the Company), effective at the opening of the trading session on July 20, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule
5550(b)(1). The Company was notified of the Staffs determination on November 26, 2008. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel by decision dated March 17, 2009, granted the COmpany continued listing until May 1, by which time the Company was required to regain compliance with all listing standards. On April 16, 2009, staff notified the Company that its failure to pay its annual listing fee was an additional basis for delisting pursuant to Listing Rule 5920(c)(1). On April 30, 2009, after reviewing the Companys submission related to the new deficiency, the Panel notified the Company that it did not qualify for inclusion on the Exchange based on its failure to comply with Listing Rules: 5550(b)(1) and 5920(c)(1) and that its shares would be delisted.
Trading in the Companys shares was suspended on May 4, 2009. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on June 15, 2009.